UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Anheuser-Busch InBev SA/NV

(Exact name of registrant as specified in its charter)

Belgium	1-37911	None
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Brouwerijplein 1	3000 Leuven, Belgium
(Address of principal executive offices)	(Zip Code)

Jan Vandermeersch

Global Legal Director

Anheuser-Busch InBev SA/NV

+32 16 276 888

corporategovernance@ab-inbev.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: https://www.ab-inbev.com/investors/results-center.

Following a review of its products and survey of its suppliers, AB InBev has determined that it manufactures one product employing necessary conflict minerals within the scope of Form SD:

•

A line of glass bottles manufactured by an AB InBev subsidiary utilizes the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

Reasonable Country of Origin Inquiry

AB InBev first provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. This supplier has not yet responded to AB InBev’s initial survey. AB InBev continues to engage with this supplier for responses to its inquiries regarding the presence of conflict minerals in materials supplied to AB InBev. The responses that AB InBev has received from this supplier in prior years have indicated that the supplier consistently compares its list of smelters with information provided by the RMI. The RMI, through its Responsible Minerals Assurance Process (“RMAP”), uses independent third-party audits to certify smelters and refiners that have systems in place to assure responsible mineral procurement. A list of smelters and refiners that are considered compliant with the RMAP assessment protocols, as determined by the RMI, is published on the RMI website. In prior years, all the parties that have provided replies confirmed that the tin sourced either (i) was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country, (ii) came from recycled or scrap sources, or (iii) was sourced from smelters that were on the RMI’s RMAP conformant list. Based on the procedures undertaken in prior years and our reliance upon the same supplier for Certincoat® TC100, we have no reason to believe that for the period from January 1, 2024 to December 31, 2024, our products contained tin that originated in the DRC or an adjoining country.

The supplier has implemented an internal Conflict Minerals Policy confirming its commitment to responsible sourcing and its commitment to use its best efforts not to acquire conflict minerals from the DRC or an adjoining country unless such materials are from a smelter or refiner that is conformant with the relevant RMAP assessment protocols.

Despite our attempts to reach the supplier during our good faith reasonable country of origin inquiry and due diligence process described herein, without a response we did not have sufficient information to determine with certainty the countries of origin of the tin contained in the Certincoat® TC100 actually supplied to AB InBev from January 1, 2024 to December 31, 2024.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV.
(Registrant)

By:	/s/ Jan Vandermeersch	Date: May 30, 2025

Jan Vandermeersch Global Legal Director Corporate

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